August 11, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jessica Ansart and Ms. Lauren Nguyen

Re: Shineco, Inc.

Form 10-K for Fiscal Year Ended June 30, 2022

Submitted on September 28, 2022

Response dated May 30, 2023

File No. 001-37776

Dear Ms. Jessica Ansart and Ms. Lauren Nguyen:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 1, 2023 (the “Comment Letter”) relating to the annual report on Form 10-K for the year ended June 30, 2022, which was submitted to the Commission by Shineco, Inc. (the “Company” or “we”) on September 28, 2022, and our response dated May 30, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

In addition, we hereby submit our proposed amended disclosures, substantially in the form as Exhibit A attached hereto (the “Annual Report”). Once the Staff’s satisfied with the proposed disclosures, we will incorporate such disclosures into our annual report for the fiscal year ended June 30, 2023.

Form 10-K for the Year Ended June 30, 2022

Summary of challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements, page 7

1.	We note your response to comment 5 and your revised disclosure here discussing the challenges and risks involved in the VIE arrangements and enforcing the VIE arrangements. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Annual Report to include the requisite disclosures. Please see pages 7 and 17 of the Annual Report attached hereto as Exhibit A for further details.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. and David Manno, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Sichenzia Ross Ference LLP
Name:	Sichenzia Ross Ference LLP
On behalf of Shineco, Inc.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Exhibit A

Powers of Attorney

Under the Powers of Attorney, the shareholders of each VIE authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders of the respective VIEs, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of the respective VIEs.

Summary of challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements

Shineco is also subject to the legal and operational risks associated with being based in and having the majority of its operations in China. These risks could result in material changes in operations, or a complete hindrance of Shineco’s ability to offer or continue to offer its securities to investors, and could cause the value of Shineco’s securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review, which requires cyberspace companies with personal information of more than one (1) million users that want to list their securities on a non-Chinese stock exchange to file a cybersecurity review with the Office of Cybersecurity Review of China. On December 28, 2021, a total of thirteen governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Measures of Cybersecurity Review, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. Because our current operations do not possess personal information from more than one million users at this moment, Shineco does not believe that it is subject to the cybersecurity review by the CAC.

As of the date of this report, neither the Measures of Cybersecurity Review nor the anti-monopoly regulatory actions has impacted Shineco’s ability to conduct its business, accept foreign investments, or continue its listing on Nasdaq or on another non-Chinese stock exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact the Company’s overall business and financial outlook. In summary, the recent statements and regulatory actions by China’s government related to the use of variable interest entities and data security or antimonopoly concerns have not affected our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on Shineco’s daily business operation, the ability to accept foreign investments and list on a U.S. or non-Chinese exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that would require Shineco or any of its subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S.

Because Shineco does not hold equity interests in the VIEs, we are subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations, including but not limited to regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangement with the VIEs. We are also subject to the risks of the uncertainty that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and the value of our shares of common stock may depreciate significantly. The arrangements of VIE Agreements are less effective than direct ownership due to the inherent risks of the VIE structure and that Shineco may have difficulty in enforcing any rights it may have under the VIE agreements with the VIEs, its founders and shareholders in the PRC because all of the VIE agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, where the legal environment is uncertain and not as developed as in the United States, and where the Chinese government has significant oversight and discretion over the conduct of Shineco’s business and may intervene or influence Shineco’s operations at any time with little advance notice, which could result in a material change in our operations and/or the value of your common stock. In addition, the contractual agreements with the VIEs have not been tested in court in China and this structure involves unique risks to investors. Furthermore, these VIE agreements may not be enforceable in China if the PRC authorities or courts take a view that such VIE agreements contravene with the PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, Shineco may not be able to derive economic benefits from the VIEs and Shineco’s ability to conduct its business may be materially and adversely affected. Any references to economic benefits that accrue to Shineco because of the VIEs are limited to, and subject to conditions we have satisfied for consolidation of the VIEs under U.S. GAAP. The VIEs are consolidated for accounting purposes but none of them is an entity in which Shinceco owns equity. Shineco does not conduct any active operations and is the primary beneficiary of the VIEs for accounting purposes. See “Risk Factors — Risks Relating to Our Corporate Structure”, “Risk Factors — Risks Associated With Doing Business in China” and “Risk Factors — Risks Relating to Investment in Our Common Stock” for more information.

Asset Transfer and Dividend Distribution Among Shineco, its Subsidiaries and the VIEs

As of the date of this report, Shineco, any of its subsidiaries or any of the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. None of Shineco, its subsidiaries and the VIEs have the intention to distribute earnings on any corporate level nor settle amounts owed under the VIE agreements in the near future. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Shineco’s operating subsidiaries and the VIEs receive substantially all of the Company’s revenue in RMB. Under our current corporate structure of mixed ownership and VIE arrangement, the WFOE has paid some of Shineco’s expenses and Shineco has from time to time transferred cash to WFOE to fund WFOE and other subsidiaries’ or VIEs’ operations. For the year ended June 30, 2022, Shineco transferred cash in the total amount of $15,349,077 to WFOE and WFOE paid expense approximately $978,979 on behalf of Shineco. For the year ended June 30, 2021, Shineco transferred cash in the aggregate amount of $787,885 to the WFOE and WFOE paid $636,887 to Shineco’s creditors on behalf of Shineco. The assets transfer was for business operation purposes. There was no distribution of earnings by the PRC operating subsidiaries to Shineco during the years ended June 30, 2022 and 2021, respectively.

Under the existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”) by complying with certain procedural requirements. Pursuant to the SAFE Circular 37, Shineco is allowed to pay dividends in foreign currencies to WFOE without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC shall comply with certain procedures under the PRC foreign exchange regulations applicable to PRC residents only. Approval from or registration with appropriate government authorities is, however, required where RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for Shineco’s accounts with little advance notice.

Relevant PRC Regulations

Permissions from the PRC Authorities to Issue Our Common Stock to Foreign Investors

As of the date of this report, Shineco, our subsidiaries and the VIEs, (1) are not required to obtain any permission from any PRC authorities to offer, sell or issue our common stock to non-Chinese investors, (2) are not covered by the permission requirements from the China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (the “CAC”), or any other regulatory agency that is required to approve of the VIEs’ operations, and (3) have not received nor been denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the July 6, 2021 Opinions, which were made available to the public on July 6, 2021. The July 6, 2021 Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain whether and when we, any of our subsidiaries or the VIEs, will be required to obtain any permission from the PRC government to list or continue listing on a U.S. stock exchange in the future, and even when we obtain such permission, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities required for overseas listings.

If (i) we, our subsidiaries or the VIEs inadvertently conclude that any of such permission was not required or (ii) it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for maintaining listing of our securities on Nasdaq, we will actively seek such permissions or approvals but may face sanctions by the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt offerings before settlement and delivery of our securities. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. In the event that we failed to obtain such required approvals or permissions, it would be likely that our securities would be delisted from the Nasdaq or any other foreign exchange our securities are listed then.

The Holding Foreign Companies Accountable Act

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. On December 18, 2020, the Holding Foreign Companies Accountable Act or HFCAA was signed into law. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

Our common stock may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm is headquartered in Singapore and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection which could result in limitation on or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets.

Our auditor, an independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our newly engaged auditor Assensture PAC is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis.

Item 1a.	Risk Factors

Risks Relating to Our Corporate Structure

If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, Shineco’s shares may decline in value or become worthless provided that Shineco is unable to assert its contractual control rights over the assets of its PRC subsidiaries that conduct all or substantially all of the operations.

Shineco is a holding company incorporated in Delaware. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our operating entities established in the People’s Republic of China, or the PRC, primarily the variable interest entities (the “VIEs”). Due to PRC legal restrictions on foreign ownership in any internet-related businesses we may explore and operate, we do not have any equity ownership of the VIEs, instead we control and receive the economic benefits of the VIEs’ business operations through certain contractual arrangements. Our common stock that currently listed on the Nasdaq Capital Markets are shares of our Delaware holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. For a description of our corporate structure and contractual arrangements, see “Corporate Structure” on page 9 above and our Annual Report on Form 10-K for the year ended June 30, 2021, which is incorporated by reference herein.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. We also believe that each of the contracts among our wholly-owned PRC subsidiary, the consolidated VIEs and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. In addition, the contractual agreements with the VIE have not been tested in court in China and this structure involves unique risks to investors. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If these regulations change or are interpreted differently in the future and our corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of the consolidated VIEs, which conducts our manufacturing operations, holds significant assets and accounts for significant revenue, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;